Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 28, 2015

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”) Securities Act Registration No: 333-108394 Investment Company Act Registration No: 811-21422 Ziegler FAMCO Covered Call Fund S000051044

Dear Mr. Gregory:

This correspondence is being filed in response to your oral comments and suggestions of August 25, 2015, to the Trust’s Post-Effective Amendment (“PEA”) No. 68 to its registration statement and to your subsequent oral comment of September 25, 2015 regarding prior related performance of the adviser.  PEA No. 68 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on July 16, 2015, for the purpose of registering a new series of the Trust: Ziegler FAMCO Covered Call Fund (the “Fund”).

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

In addition to the instant correspondence, the Trust has responded in two sets of correspondence, with the first set of responses filed on September 11, 2015 that concentrated on Comments 25 through 37 regarding the section entitled “Prior Related Performance” and a second set of responses filed on September 18, 2015 that responded to Comments 1 through 24 and 38 through 48. For your convenience, the Staff’s subsequent comment has been reproduced in bold typeface immediately followed by the Trust’s responses.

49.
In light of prior comments with respect to the “Prior Related Performance” section, we do not believe that the presentation of prior related performance is appropriate under the first Nicholas Applegate Funds or Bramwell Funds, Inc. no action letters.  Please explain supplementally why you believe that the presentation of such performance information is appropriate.  We may have further comments.

The Trust responds that it has removed the “Prior Related Performance” section in its entirety.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at 626-914-7220.

Sincerely,

/s/ Eric Pinciss

Eric W. Pinciss, Esq.
Secretary
Trust for Advised Portfolios